Filed pursuant to Rule 433

Dated November 15, 2022

Registration No. 333-267056

Corporación Andina de Fomento

USD 800,000,000 of 5.250% Notes due 21 November 2025

Issuer:	Corporación Andina de Fomento

Ratings(1):	Moody’s: Aa3 (Stable) / S&P: AA- (Positive) / Fitch: A+ (Positive)

Security Status:	Senior unsecured notes; not secured by any property or assets; notes rank equally with all other unsecured and unsubordinated indebtedness

Transaction Type:	SEC Registered

Currency:	U.S. Dollars

Total Principal Amount:	USD 800,000,000

Offering Price:	99.830%

Gross Proceeds (excluding accrued interest):	USD 798,640,000

Trade Date:	November 15, 2022

Settlement:	November 22, 2022 (T+5)

Maturity:	November 21, 2025

Coupon:	5.250% per annum, payable semi-annually

Spread to SOFR Mid-Swap:	+125 bps

Benchmark Instrument:	UST 4.500% due 15 November, 2025

Benchmark Instrument Price/Yield:	100-26 7/8 / 4.199%

Spread to Benchmark Instrument:	+111.275 bps

Yield to Maturity:	5.312%

Interest Rate Payment Frequency:	Semi-annual

Interest Payment Dates:	21 May and 21 November, with a short first interest payment date on 21 May, 2023

Interest Rate Basis:	30/360

Business Day Convention:	Modified Following, Unadjusted

Redemption Provisions:	Redeemable in whole, but not in part, for tax reasons

Sinking Fund Provisions:	No sinking fund provisions

Form:	Global note held by depositary or the depositary’s custodian

Denominations:	Denominations of USD 1,000.00 and integral multiples of USD 1,000.00 in excess thereof

Clearing:	DTC / Euroclear / Clearstream

Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited Daiwa Capital Markets Europe Limited J.P. Morgan Securities plc

Names and Addresses of Representatives:

Barclays Bank PLC

5 The North Colonnade

Canary Wharf

London E14 4BB

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

Daiwa Capital Markets Europe Limited

5 King William Street

London EC4N 7AX

J.P. Morgan Securities plc

25 Bank Street

Canary Wharf

London E14 5JP

Governing Law:	New York

Listing:	Application will be made to admit the notes to the official list of the Financial Conduct Authority and to the regulated market of the London Stock Exchange

CUSIP/ISIN:	CUSIP: 21989TAA5 ISIN: US21989TAA51

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch Ratings. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

UK MiFIR Professionals/ECPs-only – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus if you request it by calling Barclays Bank PLC at +44 (0) 207 773 9098, Citigroup Global Markets Limited at +44 (0) 207 986 9000, Daiwa Capital Markets Europe Limited at +44 (0) 207 597 8000 or J.P. Morgan Securities plc at +1 866 803 9204.

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